Quantum BioPharma to Present at Global Growth and Investment Conference Presented by ArcStone Securities and Investments and Kingswood US

TORONTO, ON / ACCESSWIRE / September 25, 2024 / Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (NASDAQ:QNTM) (CSE:QNTM) (FRA:0K91) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that Jason Sawyer, Head of Finance and Mergers and Acquisitions, will present at the ArcStone-Kingswood Growth Summit held on September 26, 2024, in Toronto, ON. The event will feature over 30 public and private companies and 47 sponsors from around the world.

Mr. Jason Sawyer, Head of Finance and Mergers and Acquisitions, will be a speaker and participate in panels discussing the growth potential of the company and connecting with key investors. This event is intended to create meaningful public companies that drive value for both management and investors. The event is being held at the Sheraton Hotel in downtown Toronto, ON.

Presentation time slot: 2:45p.m. - 2:55p.m. followed by 2 minutes of Q&A.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum BioPharma is focused on the research and development of its lead compound, Lucid- MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition Corp. ("Celly Nutrition"), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of March 31, 2024) of Celly Nutrition at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

About ArcStone Securities and Investments Corp.

ArcStone Securities and Investments Corp. is a diversified financial services firm with offices in New York and Toronto. Our firm specializes in providing bespoke solutions to mid-market companies worldwide, with a particular focus on cross-border transactions between Canada and the United States. Our partnership with Kingswood US enhances our ability to offer a full spectrum of financial services to our clients.

**For more information or to register for the conference, please contact**:

Investor Relations

ArcStone Securities and Investments Corp.

Email: info@arcstonesecurities.com

Jack Bensimon, B.A. (Hon), LL.M., CAMS

Managing Partner

ArcStone Securities and Investments Corp.

T: (416) 985-0757

E: jack@arcstoneglobalsecurities.com

Cautionary Note Regarding Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company conducting future phase 2 studies; the Company's focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company's intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company's intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; and the Company's intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company conducting future phase 2 studies; the Company's assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; and the Company will have the ability to carry out its other goals and objectives.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to carry out its plans with respect to its new innovation, offerings and studies; the Company's inability to utilize its tax loss; the Company's inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company's inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; and the risks discussed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading "Risk Factors". These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

Contact Information

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board
zsaeed@quantumbiopharma.com

416-854-8884

SOURCE: Quantum Biopharma Ltd.